Exhibit 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements
(in millions, except ratios)

	Thirteen Weeks Ended
	September 28, 2002(1)	September 29, 2001(2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$67	$74
Interest portion of rental expense	15	14

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	82	88
Preference security dividends of consolidated subsidiaries	5	7
Capitalized interest	2	2
Preferred stock dividend requirements (3)	4	4

Total fixed charges and preferred stock dividend requirements	$93	$101

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes continuing operations	$377	$262
Less undistributed income in minority-owned companies	2	(4)
Add minority interest in majority-owned subsidiaries	3	3
Add amortization of capitalized interest	6	6
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	82	88

Total earnings available for fixed charges and preferred stock dividend requirements	$470	$355

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.1	3.5

(1)	During the first quarter of fiscal 2003, the corporation recorded a pretax credit of $9 in connection with the reversal of certain Reshaping actions.
(2)	During the first quarter of fiscal 2002, the Corporation recorded a pretax charge of $1 in connection with certain Reshaping actions.
(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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